

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 17, 2007

Mr. Bruce Winfield
President and Chief Executive Officer
Portal Resources Ltd.
Suite 750 – 625 Howe Street
Vancouver, BC, Canada   V6C 2T6

      Re: **Portal Resources Ltd.**
            Form 20-F/A1 for the Fiscal Year Ended June 30, 2006
            Filed April 9, 2007
            File No. 000-51352

Dear Mr. Winfield:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           Karl Hiller
           Branch Chief